Mail Stop 3561
      September 7, 2005

B. Keith Trent, Esq.
Group Vice President, General Counsel, and Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, NC  28203

      Re:	Duke Energy Holding Corp.
      Amendment No. 1 to Registration Statement on Form S-4
      Filed August 23, 2005
		File No. 333-126318

Dear Mr. Trent:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that all page numbers refer to the courtesy marked copy of the registration statement.

 Summary, page 1
1. We note that in response to our prior comment 3, you revised your disclosure to reduce the length of the summary. It appears, however, that certain parts of the summary still contain excessive detail. For example, we direct you to your disclosure under "Fairness Opinions Presented..." and "Interest of Directors..." on page 8 and under "Material U.S. Income Tax..." on page 12. Please revise accordingly.






The Mergers, page 46

Background of the Mergers, page 46
2. We note your response to our prior comment 9. Please provide us with copies of the management report on synergy potentials and the other reports referenced in your response.

Duke Energy`s Reasons for the Mergers..., page 56
3. We note your response to our prior comment 11, adding a discussion of the merger cost savings. Please further expand your disclosure to discuss the cost savings distribution, including a workforce reduction of 1,500. In this regard, we note your disclosure on slide
13 of the investor meeting slideshow presentation filed under the cover of Form 425 on May 25, 2005.

Opinion of Cinergy`s Financial Advisor..., page 85
4. We note your response to our prior comment 14. Please note, however, that our prior comment 14 was intended to apply to the disclosure of Merrill Lynch`s opinion, as presented to Cinergy, as well. Accordingly, please revise the summary of Merrill Lynch`s opinion so that it is written in clear, understandable language. Please avoid unnecessary financial terms that make the disclosure very difficult to understand. Rather, please explain in clear, concise, and understandable language what the financial advisor did and how the analysis and conclusion are relevant to stockholders and specifically to the consideration offered. As part of the revisions, please describe the purpose of each analysis and why particular measures were chosen for analysis.

Material U.S. Federal Income Tax Consequences..., page 104
5. We note that you have described the tax consequences "in general" and characterized the related disclosure as a "summary." Please note, however, that if you elect to use a short-form opinion, the exhibit 8 short-form opinion and the prospectus both must state clearly that the discussion in the tax consequences section of the prospectus is counsel`s opinion. Please revise accordingly.

The Merger Agreement, page 120

Comparison of Shareholder Rights, page 152
6. We note your response to our prior comment 32, positing that unbundling is not necessary or appropriate because Duke Energy shareholders voted to declassify the board, thereby removing the "core rationale" for the supermajority provision, and because the remaining provisions of Article VIII of your certificate of incorporation are not substantive protective measures. Although we appreciate your position, our concern is that a supermajority voting provision with respect to certain amendments to the charter is being eliminated and Duke Energy shareholders should be afforded the opportunity to vote on this matter separately. Similarly, it also appears that a supermajority voting provision relating to the amendment of Cinergy`s governing documents will be eliminated as well. Further, according to your disclosure, Cinergy currently has a classified board, while Duke Energy Holdings does not. These matters should be unbundled so that Duke Energy shareholders and Cinergy shareholders can vote on these respective matters separately. Please revise accordingly.

Unaudited Pro Forma Condensed Combined Financial Information, page
139
7. We note your response to comment 19 of our letter dated July
29,
2005. We agree with your conclusion that the pro forma impacts of the DEFS transaction are significant to each of your revenue and expense line items. The transaction reduces non-regulated electric revenues by approximately 71% for the year ended December 31,
2004,
and total operating revenues by approximately 45% for the same period. Furthermore, the transaction will reduce the combined operating revenues of the new company by approximately 37%. In this regard, provide to us the quantitative impacts on each line item of
your pro forma condensed combined statement of operations. This transaction may not be significant under Rule 1-02(w) of Regulation
S-X, however we believe that separate columnar disclosure of the transaction should be presented pursuant to 11-01(a)(8) of Regulation
S-X. If you do not agree, explain in detail the basis for your position in light of the above top line effects.
8. Please be advised that the staff is considering the industry`s apparent application of the valuation principles of SFAS no. 71 in business combinations involving regulated entities as opposed to fair values concept as is customary under SFAS no. 141. Therefore, we continue to evaluate your response to the comments 22 and 24.
9. We note your response to comment 25 of our letter dated July
29,
2005.  Please provide us your preliminary assessment of the
reporting
units or operating segments of the combined company.  In this regard,
explain how management preliminarily intends to analyze the
financial
results of the company from the CODM`s perspective.  In other words,
will there be a change in or addition to the existing segment presentation of the acquirer. Please explain to us if you intend on engaging an independent valuation firm to determine the allocation of
goodwill.  We may have further comment.
10. We note your response to comment 27 of our letter dated July
29,
2005.  Given the significance of the emission credits to your future
financial statements, please advise what disclosure you intend to make regarding such assets. In this regard, please explain the type of asset you view such credits to represent; for example are they investments or intangibles. Furthermore, given the price volatility you have indicated, it would appear possible that, in the future, impairment could occur. In this regard, explain to us the model you intend to use to test for impairment.
11. We note your response to comment 30 of our letter dated July
29,
2005.  We note you modified the discount rate assumption from
6.25%
reported in Cinergy`s 2004 Form 10-K to reflect your stated discount rate of 6%. Please explain to us the rational for using a different discount rate.
12. We note your response to comment 30 of our letter dated July
29,
2005. Please explain if you intend on retaining an independent valuation firm to perform a detailed valuation analysis of Cinergy`s power supply and fuel contracts. Furthermore, help us understand what portion of the forward market curves you developed are based on quoted market prices versus your internal projections. As you know, forward market energy curves can change materially with the price of the related commodities, therefore, you may want to consider enhancing your footnote disclosure to provide a sensitivity analysis which would show the reader the magnitude of a given change in the forward curve and the related contract value.

Exhibits
13. We note that you have filed the forms of the tax opinions. Please note that prior to effectiveness, you must file signed and dated tax opinions. Further, we note your disclosure in exhibit 8.1 that the opinion is expressed "as of the date hereof." Please revise to ensure that the opinion is expressed as of the effective date of the registration statement.


* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





      You may contact Robert Babula, Staff Accountant, at (202)
551-
3339 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney
Adviser, at (202) 551-3338, David Mittelman, Branch Chief, at
(202)
551-3214 or me at (202) 551-3720 with any other questions.

      					Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	P. Gifford Carter, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (917) 777-3439

	Jeremy D. London, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Fax: (202) 661-8299

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B. Keith Trent, Esq.
Duke Energy Holding Corp.
September 7, 2005
Page 1